

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2023

Siu Ming Law
Executive Director and Chief Executive Officer
Great Restaurant Development Holdings Ltd
Ground Floor and 1st Floor
No. 73 Chung On Street
Tsuen Wan, New Territories
Hong Kong

> **Re: Great Restaurant Development Holdings Ltd**
> **Draft Registration Statement on Form F-1**
> **Submitted September 15, 2023**
> **CIK No. 0001990643**

Dear Siu Ming Law:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Cover Page

1.   We note your disclosure on the prospectus cover page that you are not a Hong Kong operating company but a Cayman Islands holding company with operations conducted by your subsidiary based in Hong Kong. However, please also disclose that this structure involves unique risks to investors. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

2.	We note your disclosure on the cover page addressing the CAC and the risk of having to comply with PRC data security laws in the future. Please also include disclosure addressing how recent statements and regulatory actions by China's government related to anti-monopoly concerns have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

3.	We note that on page 2 of the registration statement you have excluded "Hong Kong" and "Macau" from the definition of "PRC" or "China." Please make clear in the definition, or elsewhere in the registration statement, that the "legal and operational" risks associated with operating in China also apply to operations in Hong Kong. In addition, since First Grade is located and operates in Hong Kong; please discuss in your registration statement the applicable laws and regulations in Hong Kong as well as the related risks and consequences. Examples of applicable laws and regulations include, but are not limited to, are:
    - Regulatory actions related to data security or anti-monopoly concerns in Hong Kong and its potential impact on your ability to conduct business, accept foreign investment or list on a U.S./foreign exchange; and
    - Risk factor disclosure explaining whether there are laws/regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company's business and the offering, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

4.	Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross-references to the consolidated financial statements. In addition, please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in Hong Kong or a Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. On the cover page, provide cross-references to these other discussions. Lastly, to the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g. whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

5.	Please revise the prospectus cover page to include a cross-reference to the Risk Factors section including the page number where this section appears in the prospectus. Highlight this cross-reference by prominent type or in another manner. Refer to Item 501(b)(5) of Regulation S-K.

Prospectus Summary, page 7

6.   Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese or Hong Kong authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Additionally, please clarify whether have relied upon an opinion of counsel with respect to your conclusions on these matters. If an opinion of counsel was not obtained, state as much and explain why such an opinion was not obtained.

7.   We note your risk factor disclosure on page 19, describing the substantial doubt in your ability to continue as a going concern. Please also include such disclosure in this section, including whether you expect that your existing cash balances will be sufficient to meet working capital and capital expenditure needs for the next 12 months. Disclose the dollar amount required to fund your operations for the next 12 months. Also disclose your accumulated deficit and quantify your debt service obligation. Please disclose the amount of debt that you anticipate incurring in the next 12 months and clearly explain the risk to investors. Lastly, please make corresponding updates to the disclosure you have on page 51.

Risks and Challenges
Risks Relating to Doing Business in the Jurisdiction in which our Operating Subsidiary Operates, page 10

8.   In your summary of risk factors, we note you disclose the risks that your corporate structure and being based in or having the majority of the company's operations in Hong Kong poses to investors. However, please also describe the significant regulatory, liquidity, and enforcement risks with cross-references (title and page number) to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China or Hong

Kong-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Corporate Structure, page 16

9. Please move this disclosure to a more prominent place in your prospectus summary. In addition, please clearly identify the entity in which investors are purchasing an interest and the entity(ies) in which the company's operations are conducted.

Risk Factors, page 19

10. We note your disclosure on page 53 disclosing your bank borrowings interest rates. Please expand your discussion of interest rates, if material, to specifically identify the impact of rate increases on your operations and how your business has been affected. For example, describe whether your borrowing costs have recently increased or are expected to increase and your ability to pass along your increased costs to your customers.

Our inability to detect, deter and prevent all instances of fraud or other misconduct committed by our employees, suppliers or other..., page 24

11. We note your disclosure on page 75 that many of your customers at all your restaurants pay in cash. Please add additional details to this risk factor, or in a new risk factor, providing additional information as to how much of your business is cash-based and any associated risks with having a cash-based business, if material.

The hotpot restaurant market in Hong Kong is highly competitive and we may not successfully compete against our competitors., page 26

12. We note your disclosure on page 85 that competitors have already "pinched our restaurant staff." Please update this risk factor characterized as potential if competition over staff has already impacted your business.

Risks Relating to Doing Business in the Jurisdiction in which our Operating Subsidiary Operates, page 27

13. Given the Chinese government's significant oversight and discretion over the conduct of your business, please add a risk factor, or revise an existing one, to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our..., page 39

14.   You disclose that your management has not performed an assessment of the effectiveness of your internal controls. Either here or in a new risk factor, please also address your management team's lack of experience complying with U.S. public company ongoing reporting requirements and the negative impact this could have on your business.

Contractual Obligations, page 53

15.   Please clarify what is meant by "Bank prevailing rates," in order for investors to better appreciate the cost of your bank borrowings.

Market Threats Analysis, page 64

16.   You state that all major expenses for restaurants have continuously risen over the past few years due to inflation. In the appropriate section, please expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company. If inflationary expenses pose a material risk to your business, please also make corresponding updates to your risk factor section.

Our Growth Strategies, page 82

17.   We note that your growth plans include opening new restaurants and establishing a new food factory and training center. Please revise to discuss the costs and timing estimates for these growth plans.

Selling Shareholder, page 105

18.   Please reconcile the number of shares owned by Sincere Virtue prior to the offering with the number of shares to be sold in the offering.

Enforceability of Civil Liabilities, page 123

19.   Please disclose which of your directors and officers are located in mainland China or Hong Kong. In addition, make similar updates to the applicable risk factor on page 40 addressing the challenges of bringing actions and enforcing judgments/liabilities against such individuals.

Consolidated Financial Statements
10. Bank Borrowings, page F-18

20.   Please revise to present the weighted average interest rate for each of your borrowings. Refer to Rule 5-02(19)(b) of Regulation S-X.

<u>18. Income Taxes, page F-23</u>

21.	Regarding your tax reconciliation, please tell us what the tax effect on-non-assessable income represents and why it exceeds the tax at Hong Kong statutory tax rate of 16.5% for both periods.

<u>Resale Prospectus Alternate Page, page II-7</u>

22.	Please revise the Resale Prospectus cover page to make clear whether Sincere Virtue Limited will only sell their holdings after trading of your ordinary shares begins.

23.	We note that the prospectus cover page and Resale Prospectus cover page differ substantially. In this regard, we note that the Resale Prospectus cover page omits certain China-based issuer disclosure, controlled company and foreign private issuer disclosure, etc. Please reconcile and align the respective cover pages.

<u>Table of Contents, page II-8</u>

24.	Please ensure that the prospectus Table of Contents and the Resale Prospectus Table of Contents are aligned. As one example only, the resale prospectus Table of Contents has a section labeled "Executive Compensation," but the prospectus Table of Contents does not.

<u>General</u>

25.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

	Please contact Aamira Chaudhry at 202-551-3389 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-3680 with any other questions.


Sincerely,

Division of Corporation Finance
Office of Trade & Services


cc:	William S. Rosenstadt